ORGANIGRAM

Organigram celebrates successful first week of legalization, applauds regional partners' success managing exceptional consumer demand

MONCTON, October 24, 2018/CNW/ - Adult use recreational cannabis is now legal in Canada and Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the "Company" or "Organigram"), a leading licensed producer of cannabis, is proud to be part of this historic moment in Canadian history. The company is also pleased to have collaborated with provinces and other jurisdictional partners across the country, supporting the successful launch of this new market.

"The launch of the Canadian adult recreational cannabis market has already exceeded our expectations in many ways," says Greg Engel, CEO, Organigram. "Consumers have immediately shown tremendous support for this new marketplace and incredible interest in our own portfolio of recreational brands, driving a phenomenal volume of early sales."

Organigram also recognizes the tremendous work being done by the provincial authorities responsible for the sale and distribution of recreational cannabis across the country.

"From the foresight required to develop back end sales systems and secure inventory, to designing impeccable customer experiences, to managing the extraordinary volume of sales, our partners including the New Brunswick provincial authority, Nova Scotia Liquor Corporation, Prince Edward Island Liquor Control Commission, Newfoundland and Labrador Liquor Corporation, Ontario Cannabis Store, Alberta Gaming & Liquor Commission and Manitoba Liquor & Lotteries have offered Canadians – and the world – a model of the kind of infrastructure necessary to help this nascent market succeed," says Engel.

As an example of this incredible uptake, the OCS online store received over 1.3 million unique visits within the first 24 hours of operation, resulting in approximately 100,000 orders from customers.

"In addition to the excellent bricks and mortar locations that were ready to welcome customers across the country, the Ontario Cannabis Store offered a seamless online environment that was able to accommodate customer demand in the province."

In the Atlantic provinces and Alberta, Edison Cannabis Co. product was available for sale at both retail locations and online, the result of incredible work across all provinces to put their plans into action and provide incredible consumer experience for the thousands of consumers who wanted to be part of this landmark time in Canadian history.

Collaborating to Meet Consumer Demand

In many jurisdictions, the volume of sales of recreational cannabis significantly exceeded expectations. Organigram is working collaboratively with its jurisdictional partners daily to make the appropriate adjustments and respond to consumer demand.

"Within just a few days, we've seen just how excited Canadians are to be able to access and explore legal recreational cannabis," says Tim Emberg, Vice President of Sales and Commercial Operations, Organigram. "This intense interest means we are working with our partners to fill orders as quickly as possible. Given the extraordinary demand, we expect to be able to ship more product this week to help address local inventory concerns."

Much like initial reaction after legalization launches in other adult recreational use markets, both retailers and licensed producers will be working diligently to review their forecasts and adjust as the market evolves.

"This is a new process for all of us and we will learn and adapt as we go," says Engel.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. In anticipation of the legal adult use recreational cannabis market in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics, Trailblazer and Trailer Park Buds. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations ("ACMPR").

-30-

For Investor Relations inquires, please contact:

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232-0121

For Media inquires, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653